Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

Davina K. Kaile

tel: +1.650.233.4564

dkaile@pillsburylaw.com

VIA EDGAR

January 17, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attn:	Patrick Fullem

Asia Timmons-Pierce

Jeff Gordon

Andrew Blume

Re:	Interactive Strength, Inc.

Draft Registration Statement on Form S-1

Submitted December 23, 2022

CIK No. 0001785056

Ladies and Gentlemen:

On behalf of Interactive Strength Inc. (the “Registrant” or the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated January 11, 2023 (the “Comment Letter”), relating to the Registrant’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on December 23, 2022 (the “Draft Registration Statement”).

The Registrant is concurrently filing herewith the Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes made in response to certain of the comments contained in the Comment Letter. A copy of the Registration Statement marked to show all changes from the Draft Registration Statement is being provided supplementally with a copy of this letter for the convenience of the Staff.

VIA EDGAR

The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Registrant’s responses correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 23, 2022

Summary Consolidated Financial and Other Data, page 14

1.

Please ensure that all amounts presented within this section agree to the face of your financial statements. We note the September 30, 2022 total stockholders’ deficit balance presented on page 15 does not agree to the amount presented on page F-35.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure under “Summary Consolidated Financial and Other Data” on page 16 with respect to the September 30, 2022 “Total stockholders’ (deficit) equity such that the amount presented agrees to the face of the financial statements. The Registrant further confirms that it has reviewed the amounts presented in this section to ensure that they agree to the amounts presented in the financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 106

2.

Although you disclose on page 108 that you recognized a loss of $5.2 million for the nine months ended September 30, 2021 related to changes in fair value for the 2022, 2021 and 2020 convertible notes, it appears that you actually recognized a gain of $5.2 million. Please make the appropriate revisions to your disclosure.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 110 to state that the Registrant recognized a gain of $5.2 million for the nine months ended September 30, 2021, related to changes in fair value for the 2022, 2021 and 2020 convertible notes.

VIA EDGAR

Executive Compensation, page 153

3.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2022.

Response: The Registrant has updated the compensation disclosure under “Executive Compensation” beginning on page 155 to reflect the fiscal year ended December 31, 2022.

Description of Capital Stock, page 175

4.

We note that you are currently in the process of an equity financing transaction which is expected to include a reverse stock split that will be completed prior to the effectiveness of your registration statement. Considering the reverse stock split will occur before effectiveness of your registration statement, we remind you that in accordance with SAB Topic 4C, you must revise your financial statements and all related disclosures throughout your filing to retroactively reflect the reverse stock split.

Response: The Registrant respectfully acknowledges the Staff’s comment and confirms that the disclosures in the Registration Statement, including the financial statements and all related disclosures throughout the filing, have been revised to retroactively reflect the reverse stock split.

Please contact the undersigned at (650) 233-4564 or dkaile@pillsburylaw.com with any questions regarding the responses to the Staff’s comments or the Registration Statement, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Trent Ward